PEKIN SINGER STRAUSS ASSET MANAGEMENT
21 S. Clark Street, Suite 3325
Chicago, IL 60603

Letter Agreement

January 27, 2009

To: Unified Series Trust
2960 N. Meridian Street, Ste. 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Appleseed Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of February 1, 2010, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees; taxes; extraordinary litigation expenses; and any indirect expenses, including expenses incurred by other investment companies in which the Fund may invest; at 1.24% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of January 31, 2011, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

Pekin Singer Strauss Asset Management

By: ______________________
Name:
Title:

Acceptance
The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
John C. Swhear, Senior Vice President

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